UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
SEC File Number: 001-31216
CUSIP Number: 640938-10-6
(Check One):   ☐  Form 10-K ☐  Form 20-F ☐  Form 11-K ☑  Form 10-Q ☐  Form 10-D ☐  Form N-SAR ☐  Form N-CSR
For Period Ended: September 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
  For the Transition Period Ended:
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
McAfee, Inc.

Full name of registrant

Former name if applicable
3965 Freedom Circle

Address of principal executive office (Street and number)
Santa Clara, California 95054

City, state and zip code
PART II — RULES 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)
(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
PART IV — OTHER INFORMATION

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
As previously announced and as described in the current report on Form 8-K of McAfee, Inc. (the “Company”) dated October 26, 2006, the Company has determined that it will need to restate its historical financial statements to record additional non-cash charges for stock-based compensation expense over a ten year period. The Company currently expects that the aggregate non-cash charges that will result from the restatement will likely be in the range of $100 million to $150 million. Further, in addition to non-cash charges for stock-based compensation, the Company expects there to be related tax effects and other expenses incurred and other adjustments recorded as a result of the restatement.
Due to the pending restatement, the Company is unable to file the Form 10-Q within the prescribed due date of November 9, 2006, or on or before the fifth calendar day following such filing date as prescribed in Rule 12b-25. The Company intends to file its Form 10-Q as soon as practicable after the completion of the restatement.
PART IV — OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification:

Eric F. Brown	(972)	963-7966

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☐ Yes ☑ No

Quarterly Report on Form 10-Q for the quarter ended June 30, 2006

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☑ Yes ☐ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Due to the Company’s pending restatement as discussed in Part III above, the Company cannot provide a reasonable estimate and comparison of operating results at this time, other than our unaudited and preliminary results of operations for the quarter ended September 30, 2006 disclosed in the current report on Form 8-K dated October 26, 2006. As disclosed in such filing, these unaudited and preliminary results do not take into account any adjustments that may be required in connection with the restatement. The Company is not in a position to provide any additional information regarding the results of operations for the third quarter of 2006 pending the completion of the restatement.
Forward-Looking Statements: This Notification of Late Filing on Form 12b-25 contains forward-looking statements which include those regarding the preliminary unaudited results for the third quarter ended September 30, 2006 and the anticipated timing for the Company’s filing of its Form 10-Q for the third quarter of 2006. Actual events could vary perhaps materially and the expected results may not occur. In particular, the Company may conclude that the scope of issues as to the timing and accuracy of measurement dates for prior period option awards may change, and the Company’s expectation as to the amount and timing of additional stock-based compensation or tax related expenses to be recorded in connection with the affected option grants may change. The Company may be required to make adjustments to its preliminary unaudited results for the third quarter of 2006, and will make adjustments to its financial results previously reported for prior periods. In addition, actual results are subject to other risks, including those risk factors that could affect the Company’s business and financial results set forth in the Company’s filings with the SEC including its annual report on Form 10-K for the year ended December 31, 2005 and its quarterly reports filed on Form 10-Q.
McAfee, Inc.

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 8, 2006	By:		/s/ Eric F. Brown

			Name:	Eric F. Brown
			Title:	Chief Operating Officer and Chief Financial Officer